BB 3/24

CM 3/23

SECURITIES AND EXCHANGE COMMISSION

04017471

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 161 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hankerson Financial, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2929 N. 44th Street, Suite 200
(No. and Street)

Phoenix	Arizona	85018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. William Hankerson (602) 840-0880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woods & Dwyer, P.L.C.
(Name – *if individual, state last, first, middle name*)

3101 N. Central, Suite 800	Phoenix	Arizona	85012
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SW

OATH OR AFFIRMATION

I, William Hankerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hankerson Financial, Inc., as of December 31, 20 03 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

"OFFICIAL SEAL"
Greg Hankerson
Notary Public-Arizona
Maricopa County
My Commission Expires 5/3/2004

Notary Public

Signature

PRESIDENT

Title

*This report ** contains (check all applicable boxes):*

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HANKERSON FINANCIAL, INC

FINANCIAL STATEMENTS AND SCHEDULES

YEARS ENDED DECEMBER 31, 2003 AND 2002

HANKERSON FINANCIAL, INC

CONTENTS

W&D
WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Hankerson Financial, Inc.
Phoenix, Arizona

We have audited the accompanying statement of financial condition of **Hankerson Financial, Inc.** (an S Corporation), the Company, as of December 31, 2003, and the related statement of earnings, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 2002, were audited by other auditors whose report dated February 21, 2003, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with U.S generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hankerson Financial, Inc.** as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the Schedules of general and administrative expenses and Schedules 1 through 2 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information some of which is required under Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woods + Dwyer, P.L.C.

February 3, 2004

HANKERSON FINANCIAL, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 20,523	$ 16,509
Commissions receivable	2,591	33,349
Mutual fund investments	3,461	2,775
Other current assets	500	996
	$ 27,075	$ 53,629
LIABILITIES AND SHAREHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accrued liabilities	$ 4,784	$ 5,407
Commission payable	1,356	1,779
Due to shareholder	3,000	-
	9,140	7,186
SHAREHOLDER'S EQUITY		
Common stock, no par value, 100,000 shares authorized, 15,000 shares issued and outstanding	15,000	15,000
Retained earnings	1,646	30,837
Accumulated other comprehensive income	1,289	606
	17,935	46,443
	$ 27,075	$ 53,629

See Independent Auditors' Report and Notes to Financial Statements

HANKERSON FINANCIAL, INC.
STATEMENTS OF EARNINGS
For The Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES FROM COMMISSIONS EARNED	$ 120,917	$ 158,218
COST OF COMMISSIONS	32,116	36,208
GROSS PROFIT FROM OPERATIONS	88,801	122,010
OPERATING EXPENSES		
General and administrative	53,032	53,124
Income from operations	35,769	68,886
Other Income (loss)		
Realized gain on sale on an investment in a limited liability company	-	15,100
Interest and dividend income (loss)	52	(442)
	52	14,658
Net earnings	$ 35,821	$ 83,544

See Independent Auditors' Report and Notes to Financial Statements

HANKERSON FINANCIAL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For The Years Ended December 31, 2003 and 2002

	Common Stock	Accumulated Other Comprehensive Income(loss)	Retained Earnings	Total Shareholder's Equity
Balance, December 31, 2001	$ 15,000	$ 13,952	$ 3,206	$ 32,158
Distributions	-	-	(55,913)	(55,913)
Unrealized losses	-	(13,346)	-	(13,346)
Net earnings	-	-	83,544	83,544
Balance, December 31, 2002	15,000	606	30,837	46,443
Distributions	-	-	(65,012)	(65,012)
Unrealized gains	-	683	-	683
Net earnings	-	-	35,821	35,821
Balance, December 31, 2003	$ 15,000	$ 1,289	$ 1,646	$ 17,935

See Independent Auditors' Report and Notes to Financial Statements

HANKERSON FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net earnings	$ 35,821	$ 83,544
Adjustments to reconcile net earnings to net cash provided by operating activities		
Realized gain on sale of investments	-	15,100
	35,821	68,444
Accruals of expected future operating cash receipts and payments		
Decrease (increase) in:		
Commissions receivable	30,758	(33,158)
Other current assets	496	(539)
Increase (decrease) in:		
Accounts payable	-	(1,490)
Accrued liabilities	(626)	621
Commission payable	(423)	1,749
Due to shareholder	3,000	-
Net cash provided by operating activities	69,026	35,627
Cash flows from investing activities:		
Investment in limited liability companies	-	23,188
Net cash provided by investing activities	-	23,188
Cash flow from financing activities:		
Shareholder distibutions	(65,012)	(55,912)
Net cash used by financing activities	(65,012)	(55,912)
Net increase (decrease) in cash	4,014	2,903
Cash and cash equivalents at beginning of year	16,509	13,606
Cash and cash equivalents at end of year	$ 20,523	$ 16,509

See Independent Auditors' Report and Notes to Financial Statements

HANKERSON FINANCIAL, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company was incorporated December 23, 1985 in the state of Arizona for the principal purpose of acting as a registered securities broker-dealer, under the Securities and Exchange Act of 1934. The Company forwards client transactions to direct participation programs and mutual funds, which carry such accounts; therefore, no customer accounts are reflected in the financial statements.

Revenue Recognition

The Company earns commissions for introducing investors to various investment projects, such as direct participation programs and mutual funds. Commission revenue and commission expense is recognized on the date the investment is funded by the investor.

Cash and Cash Equivalents

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

A concentration of credit risk exists due to the fact that a significant portion of the income received by the Company is received from limited liability companies in which the Company's shareholder is the managing member.

HANKERSON FINANCIAL, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
(Continued)

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts in the financial statements and related notes. Actual results could differ from those estimates.

Investments in Mutual Funds

The underlying assets of the mutual funds consist primarily of debt and equity securities. These investments are defined as available for sale and are stated at market value. Unrealized holding gains and losses are reflected as a separate component of shareholder's equity. Market value is as determined by the fund as of the balance sheet date. Net realized gains or losses are determined on the first-in, first-out ("FIFO") basis.

Allowance for Bad Debt

The Company provides for potentially uncollectible commissions receivable under the allowance for bad debt method. The allowance is provided based upon review of the individual accounts outstanding, and prior history of uncollectible commissions receivables. At December 31, 2003 and 2002, no allowance has been provided for potentially uncollectible commissions receivable and, in the opinion of management, all receivables are considered fully collectible.

NOTE 1 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**
(Continued)

Disclosures about Fair Value of Financial Instruments

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of financial instruments at December 31, 2003 and 2002 as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S-Corporation. In lieu of corporate income taxes, the shareholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income, therefore, no provision or liability for income taxes is included in these financial statements.

Reclassifications

Certain accounts in the 2002 financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

NOTE 2 **COMMISSIONS PAYABLE TO INDEPENDENT CONTRACTORS**

The Company contracts for some of its security sales activities with unrelated third parties. At December 31, 2003 and 2002, commissions payable relating to this arrangement were $2,214 and $ $1,779, respectively.

HANKERSON FINANCIAL, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 3 RELATED PARTY TRANSACTIONS

The Company's sole shareholder also is the sole shareholder of a related entity, William Hankerson, Ltd. (LTD). LTD provides research services to the Company. The Company leases its office premises from LTD pursuant to a month-to-month lease agreement, which includes rent, secretarial services and other office expenses. Additionally, as Dealer Manager for several oil and gas drilling limited liability companies (LLCs), the Company receives commissions from Hankerson Management Company, LLC for which William Hankerson is the managing partner. The Company is paid a percentage of the distributable LLC cash allocated to the Manager for its services. A summary of related party transactions is as follows:

	2003	2002
Rent and related office expenses	$ 18,000	$ 18,000
Salary paid to William Hankerson.	25,000	25,000
Total related party expenses	43,000	43,000
Dealer manager fees earned	81,983	112,400
Income from limited liability companies	$ 0	$ 14,536

NOTE 4 NET CAPITAL RULE

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined under such provisions, that does not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003 and 2002 the Company had net capital of $15,766 and $13,877 respectively. The net capital requirement for 2003 and 2002 was $5,000. The Company's net capital ratio (aggregate indebtedness/net capital) was .58 to 1 for 2003 and .52 to 1 for 2002.

HANKERSON FINANCIAL, INC.
SCHEDULES OF GENERAL AND ADMINISTRATIVE EXPENSES
For The Years Ended December 31, 2003 and 2002

	2003	2002
Salaries	$ 25,000	$ 25,000
Payroll taxes	1,972	1,973
Rent	18,000	18,000
Professional fees	5,920	5,425
Regulatory expenses	2,064	2,076
Other	76	650
	$ 53,032	$ 53,124

See Independent Auditors' Report and Notes to Financial Statements

HANKERSON FINANCIAL, INC.
SCHEDULE 1

COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
For the Years Ended December 31, 2003 and 2002

	2003	2002
Total shareholder equity	$ 17,935	$ 46,443
Adjustments:		
Related party receivables, net	1,736	31,826
Investment in land	-	740
Net capital before haircuts	16,199	13,877
Mutual fund haircut	433	-
Net capital	15,766	13,877
Net capital required	5,000	5,000
Excess net capital	$ 10,766	$ 8,877
Aggregate indebtedness	$ 9,140	$ 7,186
Ratio of aggregate indebtedness to net capital	.58 to 1	.52 to 1

See Independent Auditors' Report and Notes to Financial Statements

HANKERSON FINANCIAL, INC

SCHEDULE 2

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 AND COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF RULE 15c3-3

DECEMBER 31, 2003 AND 2002

The Company's transactions with customers consist exclusively of acting as an introducing broker-dealer. The Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to customers. The Company, therefore, meets requirements of Paragraph (K)(2)(i) of Rule 15c3-3 and is exempt from the computation of cash reserve requirements for brokers and dealers.

HANKERSON FINANCIAL, INC.

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2003

W&D

WOODS & DWYER, P.L.C.
Certified Public Accountants

3101 N. Central Avenue • Suite 800
Phoenix, Arizona 85012
(602) 265-9700
Fax (602) 265-9600

To the Board of Directors
Hankerson Financial, Inc.
Phoenix, Arizona

In planning and performing our audit of the financial statements of ***Hankerson Financial, Inc,*** for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control. The financial statements of the Company as of December 31, 2002, were audited by other auditors whose report dated February 21, 2003, concluded that the Company's practices and procedures were adequate to meet the SEC's objectives.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by ***Hankerson Financial, Inc.,*** that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

To the Board of Directors
Hankerson Financial, Inc.

The management of ***Hankerson Financial, Inc.,*** is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

To the Board of Directors
Hankerson Financial, Inc.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD, and any other applicable regulatory bodies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Woods & Dupont, P.L.C.

February 3, 2004